UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May,2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date May 19, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

May 19, 2025
Medellín, Colombia

GRUPO CIBEST S.A. ANNOUNCES CHANGES IN ITS CAPITAL OWNERSHIP

Grupo Cibest S.A. (“Grupo Cibest”) announces that changes have occurred in its capital ownership as a result of the completion of transactions aimed at evolving the corporate structure of Bancolombia S.A. (“Bancolombia”) and its subsidiaries, particularly the distribution of certain assets and subsidiaries by absorption, by virtue of which Bancolombia, without being dissolved, transferred a portion of its assets in bulk to Grupo Cibest.

Bancolombia’s shareholders (excluding Grupo Cibest) have become shareholders of Grupo Cibest. Grupo Cibest issued, on their behalf, the same number and class of shares (common shares and preferred shares with no voting rights), under the same terms and conditions as those previously held in Bancolombia as of May 16, 2025, thereby maintaining the same ownership percentage they held in Bancolombia.

As of May 16, 2025, following the completion of the distribution of certain assets and subsidiaries, the shareholders of Grupo Cibest with an ownership percentage greater than 5% of the share capital are as follows:

Name	Shares	Common Shareholding	Preferred Shareholding	Total Shareholding
Grupo de Inversiones Suramericana S.A.	235,012,336	46.11%	0.00%	24.43%
ADR Grupo Cibest S.A.	117,373,308	0.00%	25.96%	12.20%
Fondo de Pensiones Obligatorias Porvenir Moderado	49,424,268	8.06%	1.85%	5.14%
Fondo Bursátil ISHARES MSCI COLCAP	48,184,359	3.41%	6.82%	5.01%

The new composition of Grupo Cibest’s share capital is the result of applying the exchange ratio between Bancolombia and Grupo Cibest of 1:1, which was determined using the book value as the valuation method.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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